UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 24, 2018, TOP Ships Inc. (the "Company") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with one institutional investor, pursuant to which the Company will sell 2,000,000 shares of its common stock (the "Shares") in a registered direct offering (the "Offering"). The Company will also issue warrants to purchase up to 3,500,000 Shares at an exercise price of $1.50 per share. The closing of the Offering is expected to occur on or about October 26, 2018, subject to the satisfaction of customary closing conditions. Maxim Group LLC acted as the exclusive placement agent for the Offering.

Attached to this Report on Form 6-K as Exhibit 10.1 is a copy of the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 10.2 is a copy of the Placement Agency Agreement.

Attached to this Report on Form 6-K as Exhibit 99.1 is the form of warrant.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: October 24, 2018	By: /s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer